SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2009

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Notification of Interests in Shares

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Aviva plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights	Yes
Other (please specify):______________
3. Full name of person(s) subject to the notification obligation:	AXA S.A.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23 November 2009
6. Date on which issuer notified:	24 November 2009
7. Threshold(s) that is/are crossed or reached:	Decrease from 5.17% to 4.90%
8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
ORD GBP 0.25	166,386,091	166,386,091	24,852,642	24,852,642	134,207,715	0.91	4.90

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
			0	0.00

Total (A+B)
Number of voting rights	% of voting rights
159,060,357	5.81%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:
14. Contact name:	Lyla Spencer
15. Contact telephone number:	(020) 7662 8137

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 25 November 2009

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary